SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on May 23, 2016

ROYAL DUTCH SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

ROYAL DUTCH SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

Royal Dutch Shell plc announces the poll results on the resolutions at its Annual General Meeting held on Tuesday May 23, 2017 at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands. Resolutions 1-20 were carried and resolution 21 (Shareholder resolution) was not carried.

In accordance with the Listing Rules, a copy of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting, will be submitted to the National Storage Mechanism and will be available for inspection at: www.morningstar.co.uk/uk/nsm

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	Receipt of Annual Report & Accounts	4,381,907,417	98.79	53,464,859	1.21	4,435,372,276	53.94%	9,019,780
2	Approval of Directors’ Remuneration Policy	4,064,279,529	92.34	337,361,835	7.66	4,401,641,364	53.53%	37,303,341
3	Approval of Directors’ Remuneration Report	4,113,584,774	93.20	299,920,969	6.80	4,413,505,743	53.68%	30,845,259
4	Appointment of Catherine Hughes	4,431,429,729	99.84	6,884,927	0.16	4,438,314,656	53.98%	5,972,340
5	Appointment of Robert Setubal	4,430,365,642	99.83	7,630,703	0.17	4,437,996,345	53.98%	6,268,437
6	Reappointment of Ben van Beurden	4,432,290,742	99.85	6,686,548	0.15	4,438,977,290	53.99%	5,289,843
7	Reappointment of Guy Elliott	4,419,381,575	99.57	19,180,953	0.43	4,438,562,528	53.98%	5,646,847
8	Reappointment of Euleen Goh	4,348,874,086	98.94	46,790,277	1.06	4,395,664,363	53.46%	44,162,298
9	Reappointment of Charles O. Holliday	4,361,921,387	98.28	76,212,775	1.72	4,438,134,162	53.98%	6,074,325
10	Reappointment of Gerard Kleisterlee	4,315,240,885	98.26	76,562,561	1.74	4,391,803,446	53.41%	52,404,443
11	Reappointment of Sir Nigel Sheinwald	4,429,455,914	99.79	9,146,587	0.21	4,438,602,501	53.98%	5,623,307
12	Reappointment of Linda G. Stuntz	4,419,608,390	99.57	19,176,463	0.43	4,438,784,853	53.99%	5,436,744
13	Reappointment of Jessica Uhl	4,417,853,704	99.53	20,889,276	0.47	4,438,742,980	53.98%	5,479,621
14	Reappointment of Hans Wijers	4,363,095,443	98.39	71,424,207	1.61	4,434,519,650	53.93%	9,694,760
15	Reappointment of Gerrit Zalm	4,417,263,593	99.52	21,365,111	0.48	4,438,628,704	53.98%	5,569,347
16	Reappointment of Auditor	4,424,659,247	99.82	8,056,734	0.18	4,432,715,981	53.91%	11,616,348
17	Remuneration of Auditor	4,432,124,819	99.89	5,094,976	0.11	4,437,219,795	53.97%	7,083,623
18	Authority to allot shares	4,350,631,593	98.10	84,209,827	1.90	4,434,841,420	53.94%	9,423,226
19	Disapplication of pre-emption rights*	4,366,479,216	98.52	65,587,865	1.48	4,432,067,081	53.90%	12,199,132
20	Authority to purchase own shares*	4,372,775,252	98.63	60,938,047	1.37	4,433,713,299	53.92%	10,579,657
21	Shareholder resolution*	266,569,040	6.34	3,935,173,765	93.66	4,201,742,805	51.10%	235,047,934

*	Special resolution

Please note that a ‘vote withheld’ is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

May 23, 2017

Mark Edwards

Deputy Company Secretary

Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953 and 333-215273).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ M Edwards

	Name:	M Edwards
	Title:	Deputy Company Secretary

	Date:	May 24, 2017